EXHIBIT (a)(18)

T H E  L I M I T E D, I N C.
THREE LIMITED PARKWAY
COLUMBUS, OHIO 43230
TEL 614 479 7000


                       THE LIMITED, INC. ANNOUNCES FINAL
                          RESULTS OF ITS TENDER OFFER



COLUMBUS, OHIO, March 15, 1996 -- The Limited, Inc. (NYSE/LSE: LTD) today announced the final results of the successful completion of its offer to purchase up to 85 million shares of its Common Stock. The tender offer, which was over-subscribed, expired at 12:00 midnight, New York City time, on Wednesday, March 6, 1996.

The Limited announced that 185,851,144 shares of Common Stock were properly tendered and not withdrawn, including 428,525 shares held by odd-lot shareholders. Pursuant to the tender offer, The Limited will purchase 85 million shares of its Common Stock at $19.00 per share, including all shares properly tendered by eligible odd-lot holders. The final proration factor is
45.61 percent.

The depositary for the tender offer, First Chicago Trust Company of New York, will be issuing payment promptly for the shares accepted under the tender offer. After the purchase of the shares, The Limited will have approximately
270.7 million shares of Common Stock issued and outstanding. Lazard Freres & Co. LLC and Goldman, Sachs & Co. acted as Co-Dealer Managers for the tender offer.

The Limited, Inc., through Express, Lerner New York, Lane Bryant, Limited Stores, Henri Bendel, Structure, Abercrombie & Fitch, Limited Too, and Galyan's, presently operates 4,005 specialty stores. The Company also owns approximately 83% of Intimate Brands, Inc. which, through Victoria's Secret Stores, Bath & Body Works, Cacique, and Penhaligon's presently operates 1,303 specialty stores and distributes apparel internationally through the Victoria's Secret Catalogue.

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For Further information,
please contact:         Alfred S. Dietzel
                        The Limited, Inc.
                           614/479-7070